UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13G	Estimated average burden hours per response. . 10.4

Under the Securities Exchange Act of 1934
(Amendment No.     )*

DivX, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

255413 10 6

(CUSIP Number)

12/31/06

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 255413 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) R. Jordan Greenhall

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,842,838(1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,842,838(1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,842,838(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.5%

12.	Type of Reporting Person (See Instructions) IN

(1) Includes (a) 37,500 shares issuable to Reporting Person upon exercise of options to purchase common stock within 60 days of December 31, 2006, (b) 234,721 shares held in The Pooh 2005 Grantor Retained Annuity Trust created U.T.A. dated February 15, 2005, of which the Reporting Person is the trustee, (c) 234,721 shares held in The Piglet 2005 Grantor Retained Annuity Trust created U.T.A. dated February 15, 2005, of which the Reporting Person’s spouse is the trustee, and (d) 15,279 shares held by the Reporting Person’s spouse.

Item 1.
	(a)	Name of Issuer DivX, Inc., a Delaware corporation
	(b)	Address of Issuer’s Principal Executive Offices 4780 Eastgate Mall San Diego, CA 92121

Item 2.
	(a)	Name of Person Filing R. Jordan Greenhall
	(b)	Address of Principal Business Office or, if none, Residence 4780 Eastgate Mall San Diego, CA 92121
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 255413 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

2,842,838 shares, including (i) 37,500 shares issuable to Reporting Person upon exercise of options to purchase Common Stock within 60 days of 12/31/06 (ii) 234,921 shares held in The Pooh 2005 Grantor Retained Annuity Trust created U.T.A. dated February 15, 2005, of which the Reporting person is the trustee (iii) 234,721 shares held in The Piglet 2005 Grantor Retained Annuity Trust created U.T.A. dated February 15, 2005, of which the Reporting Person’s spouse is the trustee, and (iv) 15,279 shares held by the Reporting Person’s spouse.

(b) Percent of class: 8.5%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 2,842,838
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 2,842,838
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2007
Date
/s/ R. Jordan Greenhall
Signature
R. Jordan Greenhall
Name/Title